Exhibit 99.1

Exercise of Share Options by a Director

Hong Kong, Shanghai & Florham Park, NJ — Monday, August 7, 2023: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM, HKEX:13) today announces that it has issued a total of 3,000,000 ordinary shares of US$0.10 each (“Ordinary Shares”) following the exercise of share options by Dr Weiguo Su, Executive Director, Chief Executive Officer and Chief Scientific Officer, at an exercise price of GBP1.97 per Ordinary Share on August 7, 2023 (the “Exercise of Options”).

Following the Exercise of Options, Dr Su is beneficially interested in 5,000,000 Ordinary Shares Note 1 and 632,505 American Depositary Shares (“ADSs”) Note 2, representing 0.94% of the current issued share capital of the Company.

Notes:

1.	5,000,000 Ordinary Shares included (i) 3,000,000 Ordinary Shares currently held by Dr Su, and (ii) share options for 2,000,000 Ordinary Shares granted under Share Option Scheme
2.	632,505 ADSs included (i) 143,518 ADSs currently held by Dr Su, (ii) share options for 395,442 ADSs granted under Share Option Scheme and (iii) 93,545 ADSs as beneficiary of a trust under long term incentive plan.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director, Chief Executive Officer and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.10 each DI ISIN: KYG4672N1198
b)	Nature of the transaction	Exercise of share options for 3,000,000 Ordinary Shares on August 7, 2023 at exercise price of GBP1.97 per Ordinary Share

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP1.97	3,000,000

d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 3,000,000 Ordinary Shares Price information: GBP5,910,000
e)	Date of the transaction	2023-08-07
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 306 4490

Media Enquiries
Americas – Brad Miles, Solebury Strategic Communications	+1 (917) 570 7340 (Mobile) / bmiles@soleburystrat.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500